PV Nano Cell Ltd.
8 Hamasger st.
P.O. Box 236
Migdal Ha'Emek, 2310102 Israel
Phone: +972-4-6546881
Fax: +972-4-6546880
Email: info@pvnanocell.com

Company Overview

PV Nano Cell (OTCQB: PVNNF) has fast gained a reputation for the superior quality and performance of its Sicrys™ portfolio of customized single crystal nanometric conductive inks.
Sicrys™ inks serve a wide range of applications that demand high-performance conductive inks, including mass produced printed electronics applications such as printed circuit boards, antennas, sensors, and touchscreens, as well as photovoltaic applications.
PV Nano Cell's expert technical team strives to develop products with outstanding electrical properties, ensuring maximum performance, low resistivity and reliability at significantly reduced costs. PV Nano Cell's copper Sicrys™ conductive ink is a unique copper-based solution that delivers the benefits of Sicrys™ at a more efficient cost.

Company Statistics

Ticker: OTCQB: PVNNF
Country of Incorporation: Israel
Price (7/19/18): $0.55
Shares Outstanding: 22,875,114
Market Cap: $12,581,313
Source: OTCMarkets.com, Yahoo Finance & SEC.gov

KEY MANAGEMENT

Dr. Fernando de la Vega

Chief Executive Officer and Chairman (Co-Founder)

Fernando de la Vega holds a PhD in applied chemistry (Casali Institute, The Hebrew University). Fernando has a strong technical and management background with more than 20 years' experience in the industry, performing different successful tasks (R&D management, QA, VP operations and General Manager at Chemada, Tosaf and Cima NanoTech). He is a Co-inventor in more than 11 patent families (nano materials and technologies, alternative energy), author and co-author of many papers and publications, including a book chapter in conductive inks for ink jet printing, made numerous presentations at worldwide conferences. He has performed consultant work in the fields of DOE, SPC and technology management. He is the Co-founder of Nano Polymer, Co-founder and served as Chairman of the NFM consortium (generic research in the nano field in the framework of the Magnet program, OCS, a five-year, $25 M project which developed the infrastructure for nano technologies in Israel's chemistry industry and universities)) and Co-founded three R&D consortiums in the EC framework.

Eyal Shpilberg

Chief Operating Officer

Eyal Shpilberg has over 30 years industrial experience, CEO of technology-based companies and Corporate Vice President Consumables Division, of Creo Ltd. (Israel and Canada). Experience marketing & business development executive, defining and executing vision and business strategy. Expert in leading business development processes, marketing and sales in global markets, leading business negotiation processes though conclusion of transactions. Experience in team building, recruiting professional staff members and driving teams towards goals, setting protocols and work processes. Extensive technical multi-disciplinary background - physics, software, hardware, materials, biology, chemistry, diagnostics. B.Sc. in Mechanical Engineering, Dean's Honors List and BA in Computer Science, Dean's Honors List from The Technion Institute of Technology.

Investment Catalysts

- PV Nano Cell's Sicrys™ conductive ink portfolio can be used for many mass production applications in additive digital printing processes. Sicrys™ inks have been shown to be useful in the fields of 3D printing, printed electronics, clean technology, and the Internet of Things.

- Sicrys™ inks have been used to create one-layer printed circuit boards and flexible and customized electronics for the printed electronics field. They can also be utilized for the creation of mobile phone parts including touchscreens and antennas, expanding the IoT market with the possibility of thinner, lighter and flexible phones.

- In addition to these markets, Sicrys™ inks can be used for clean technology development, specifically in the photovoltaic market. Using inkjet printing for solar cells can increase cell efficiency and lower cost, as by decreasing breakage often associated with traditional screen-printing techniques, cutting down on waste as well as costs.

IP Portfolio

Silver and Copper Nano Particle Patents & Patent Applications

PV Nano Cell's IP portfolio is constantly under development, with breakthrough technologies that are advancing the market to the future. PV Nano Cell's IP portfolio includes many granted patents and pending patent applications, in the fields of nano single crystal silver and copper dispersions and inks in countries throughout the world.
The Company has been granted patents for its silver nano particles in:

- Russia (RU 2593311)
- China (CN 103282969)
- USA (9,556,350)
- Japan (JP 6067573) & (JP 6363138)

Evyatar Cohen

Chief Financial Officer

Evyatar Cohen. has served as our Chief Financial Officer since November 2017. Mr. Cohen graduated from the College of Management in Israel with B.A in Business Management in 2000 and was awarded his Masters of Law degree from the Bar Ilan University in 2003. Mr. Cohen is a licensed and certified public accountant in both the United States and Israel. Currently and prior to his appointment as our Chief Financial Officer, Mr. Cohen serves and has served as a Chief Financial Officer and financial consultant for several public companies traded in the United States, Israel and Europe as well as privately held companies. Mr. Cohen worked at PricewaterhouseCoopers in both the Tel-Aviv and New York. Mr. Cohen has gained vast experience in many industries such as high-tech, bio-tech, oil and gas, entertainment and media, and venture capital.

Dr. Astorre Modena

Director

Dr. Astorre Modena has been a member of our board of directors since 2010. In 2005, he co-founded, and currently serves as General Partner of, Terra Venture Partners, an Israeli venture capital fund focused on clean technology. Prior to co-founding Terra Venture Partners, from 2001 to 2005, Dr. Modena was Associate and then Principal at Israel Seed Partners, a leading Israeli seed-stage venture capital firm. From 1998 to 2001, Dr. Modena was a consultant with McKinsey & Co., where he consulted for leading Italian, French and Israeli manufacturing and financial corporations on strategic and operational issues. Dr. Modena holds a Ph.D. in Plasma Physics from Imperial College in London and a B.Sc. in Physics from the Hebrew University of Jerusalem (where he was a part of the Honors Program for Outstanding Students). Dr. Modena was also a researcher in the laser-plasma physics department at Imperial College in London and École Polytechnique in Paris.

Shai Levy

Director

Currently serves as the CEO of ProSeed Venture Capital Fund and the CEO of Ratio Oil Explorations (Finance) Ltd. From 2007 to 2012, Mr. Levy served as a CFO of Elie Tahari, New York. From 2005 to 2007 he served as a Director of Financial Reporting & Compliance at Deutsch, New York. From 2004 to 2005 he served as Senior Associate at PWC, New York. From 2001 to 2004 he served as Senior Associate at Ernst & Young, Israel. From 1997 to 2001 he served as an Assistant Manager at Green Villa, Israel. Mr. Levy currently serves on the Board of Directors of Tehuti Networks, EnerJet PerfAction, Digiflex and Medic Vision Imaging Solutions Ltd. Mr. Levy served on the Board of Directors of Correlsense from 2012 to 2015 and is currently the Chairman of the Board of Directors Capital Nature. Mr. Levy holds a Bachelor of Arts, Accounting and Finance from Tel Aviv University.

Orly Solomon

External Director

Co-founder, COO and CFO of Eye Sight Fitness Ltd. From 2014 to 2016, Ms. Solomon served as CFO of Future Values Ltd. In 2013, she served as CEO of D. Medical Industries (Nasdaq /TASE: DMED). From 2010 to 2012 she served as CFO and Deputy to CEO of Lito Group Ltd. (TASE: LTGR-M). From 2009 to 2010 she served as co-founder and CFO of Atid Team, Israel. From 2006 to 2010 she served as co-founder and a director of Altshuler Shacham Benefits Israel. From 2003 to 2009 she served as Tax Director at Deloitte, Israel. From 2001 to 2003 she served as Senior Manager at Ernst & Young, Israel. Ms. Solomon currently serves on the Board of Directors of Ortus Venture Capital LLP. Ms. Solomon served on the Board of Directors of Shikmona Governmental & City owned Corporation in Haifa from 2014


Introducing Single Crystal Conductive Nano Inks
The clean fuel behind digital printing revolution

Sicrys™

High Performance. Lower Costs.
Our Sicrys™ inks are based on an innovative technology that enables additive manufacturing processes through digital printing in mass production applications. The unique qualities of Sicrys™ inks ensure optimal performance while reducing manufacturing costs and environmental impact.

Nanometric Copper Solution
Our copper Sicrys™ conductive inks are unique copper-based nanometric solutions that utilize copper metal rather than precursors like copper oxide to provide a stable low-cost ink. Sicrys™ copper inks come with high metal content (50%) and increased stability, both physically and chemically.

Sicrys™ Properties

- Low viscosity at 50% and higher metal loading
- Proven narrow pattern printing
- Low resistivity: < 2.5 x ρ bulk
- Low contact resistance
- Low sintering temperature
- Excellent physical/chemical stability – over 1 year
- Excellent printability compatible with high throughput printing and high frequency jetting





to 2017 as a director with financial specialties, nominated by the government. She was also the chairman of the board of directors of RSL Electronics Ltd (TASE:RSL) from 2011 to 2012. Ms. Solomon holds an MBA in Finance and Economics from the Hebrew University in Jerusalem, and a Bachelor of Science Accounting, with honors, from Rutgers University at Newark, NJ, USA.

Ido Lapidot

External Director

"TRIZ- Effective Innovation" consultant for various companies, inter alia, Elbit, Verint, Coca Cola, Gilat, Tuff Merom Golan, Tama and HP. From 2009 to 2016, Mr. Lapidot served as a Strategic Technologies Planner and TRIZ Program Leader at Intel R&D and Intel Labs. From 2008 to 2014 he served as an External Teacher for TRIZ and Systematic Innovation at Afeka Collage for Engineering, Israel. From 2005 to 2008 he served as LEAN Manufacturing and TRIZ Program Leader at Intel Corporate Services - EMEA. From 1995 to 2005 he served as Environment, Health and Safety Manager at Intel's factories. Mr. Lapidot holds an MA in Environmental Science, a BA in Chemistry, a BA in Atmospheric Science from the Hebrew University of Jerusalem and a TRIZ L3 certification from MA-TRIZ GEN3 Partners.


3D Printing
Winner
Best Development in Materials for 3D Printing
IDTechEx Show!
USA 2015


2015
Global Cleantech
100
ONE TO WATCH
Cleantech Group

Recent News

August 8, 2018 - PV Nano Cell Granted Additional Japanese Patent Related to Sicrys Silver Inks

July 24 2018 - PV Nano Cell Contracts Investor Relations Services

July 2, 2018 - PV Nano Cell and Merck Sign a Supply Agreement for Sicrys

March 12, 2018 - PV Nano Cell's DigiFlex Awarded R&D Grant for its SINTERINK Project

February 27, 2018 - PV Nano Cell Signs a Breakthrough Commercial Contract with a World Leading Digital Printer Manufacturer

February 12, 2018 - PV Nano Cell to Demonstrate its Integrated Printer Solution for Printed Electronics at European Tradeshow

January 22, 2018 - PV Nano Cell is Targeting Commercial Opportunities in Printed Electronics

January 16, 2018 - PV Nano Cell Closes $1 Million Capital Raise

January 8, 2018 - PV Nano Cell Receives Several Accolades for its Digital Ink Sicrys Technology

December 18, 2017 - PV Nano Cell Closes Acquisition of DigiFlex